Exhibit 99.1

 FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – May 10, 2012

BAYTEX ANNOUNCES FIRST QUARTER 2012 RESULTS AND
EXECUTIVE MANAGEMENT CHANGES

CALGARY, ALBERTA (May 10, 2012) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce its operating and financial results for the three months ended March 31, 2012 (all amounts are in Canadian dollars unless otherwise noted).

Summary

•	Produced record quarterly production of 53,433 boe/d (86% oil and NGL) in Q1/2012 (an increase of 14% over Q1/2011);

•	Generated funds from operations (“FFO”) of $141.7 million ($1.20 per basic share) in Q1/2012 (an increase of 29% over Q1/2011);

•	Generated net income of $43.0 million ($0.36 per basic share) in Q1 2012 (an increase of $42.0 million over Q1/2011);

•	Maintained a cash payout ratio in Q1/2012 of 39% net of dividend reinvestment plan (“DRIP”) participation; and

•
Subsequent to the end of the quarter, entered into an agreement to sell non-core, non-operated assets in North Dakota for gross proceeds of US$311 million. These assets produced approximately 950 boe/d in Q1/2012.

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	343,355	367,813	290,315
Funds from operations (1)	141,736	162,973	109,470
Per share – basic	1.20	1.39	0.96
Per share – diluted	1.18	1.36	0.93
Cash dividends declared (2)	55,559	50,925	52,002
Cash dividends declared per share	0.66	0.62	0.60
Net income	42,958	57,780	950
Per share – basic	0.36	0.49	0.01
Per share – diluted	0.36	0.48	0.01

Exploration and development	135,918	72,013	87,014
Property acquisitions	2,336	10,329	37,518
Corporate acquisition	-	1,313	117,346
Proceeds from divestitures	(3,568)	(47,396)	-
Total oil and natural gas capital expenditures	134,686	36,259	241,878

Bank loan	326,889	311,960	298,591
Long-term debt	299,865	302,550	295,770
Working capital deficiency	63,988	36,071	73,709
Total monetary debt (3)	690,742	650,581	668,070

Notes:

(1)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months ended March 31, 2012.

(2)	Cash dividends declared are net of DRIP participation.

(3)
Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans.

Baytex Energy Corp.
Press Release
May 10, 2012

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
OPERATING
Daily production
Light oil and NGL (bbl/d)	7,565	7,232	6,606
Heavy oil (bbl/d)	38,353	38,006	31,792
Total oil and NGL (bbl/d)	45,918	45,238	38,398
Natural gas (mmcf/d)	45.1	46.9	51.0
Oil equivalent (boe/d @ 6:1) (1)	53,433	53,054	46,902

Average prices (before hedging)
WTI oil (US$/bbl)	102.93	94.06	94.10
Edmonton par oil ($/bbl)	92.81	97.87	88.45
BTE light oil and NGL ($/bbl)	81.99	85.09	75.68
BTE heavy oil ($/bbl) (2)	65.89	70.85	59.89
BTE total oil and NGL ($/bbl)	68.54	73.13	62.57
BTE natural gas ($/mcf)	2.46	3.91	4.19
BTE oil equivalent ($/boe)	60.98	65.81	55.86

CAD/USD noon rate at period end	0.9991	1.0170	0.9718
CAD/USD average rate for period	1.0003	1.0231	0.9859

COMMON SHARE INFORMATION
TSX
Share price (Cdn$)
High	$59.40	$57.26	$56.95
Low	$50.52	$39.18	$46.00
Close	$51.79	$56.97	$56.69
Volume traded (thousands)	23,378	26,471	34,198

NYSE
Share price (US$)
High	$59.50	$56.33	$58.52
Low	$50.49	$36.39	$46.25
Close	$51.86	$55.89	$58.38
Volume traded (thousands)	4,488	7,579	8,184

Common shares outstanding (thousands)	118,905	117,893	115,177

Notes:

(1)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)	Heavy oil wellhead prices are net of blending costs.

Baytex Energy Corp.
Press Release
May 10, 2012

Executive Management Changes

Baytex announces that Anthony Marino, President and Chief Executive Officer of Baytex, is leaving the Company.  Mr. Marino has served Baytex since 2004, and the Board of Directors of the Company thanks him for his numerous contributions during his tenure and wishes him success in his future endeavours.  Mr. Marino will assist as necessary to facilitate an effective leadership transition.

Baytex also announces that Raymond Chan, Executive Chairman of the Company, has assumed the additional duties of Chief Executive Officer on an interim basis. The Board of Directors of Baytex will conduct a search immediately for a President and Chief Executive Officer.

Mr. Chan joined Baytex as Senior Vice President and Chief Financial Officer and a director in October 1998. He was the founding Chief Executive Officer of Baytex when the company was converted to an income trust in September 2003 and was appointed to his current position in January 2009. Under his leadership as Chief Executive Officer, Baytex delivered top tier performances amongst all energy trusts and set the solid foundation for a successful growth-and-income corporate strategy. As Executive Chairman, Mr. Chan has been focusing on strategic issues and has worked closely with management in the continued delivery of superior returns to its shareholders.

Baytex recently reported yet another record year of production, cash flow and reserves growth for fiscal 2011, and is reporting today strong operating and financial results for Q1/2012. This management change will have no impact on our 2012 business plans, and the Company is confident in achieving its 2012 capital and production guidance and dividend policy, and continuing to execute its growth-and-income strategy. Baytex has an excellent asset base, a best-in-class balance sheet and a talented management team to lead its dedicated employees in the execution of its business plan and excel in the current volatile commodity pricing environment.

Operations Review

Production averaged 53,433 boe/d (86% oil and NGL) during the first quarter of 2012, as compared to 46,902 boe/d (82% oil and NGL) in the first quarter of 2011 and 53,054 boe/d (85% oil and NGL)in the fourth quarter of 2011. Compared to the first quarter of 2011, oil production increased 20%, while natural gas production decreased 12%. Compared to the fourth quarter of 2011, oil production increased 2%, while natural gas production decreased 4%.

Capital expenditures for exploration and development activities totaled $135.9 million for the first quarter of 2012. During the first quarter, Baytex participated in the drilling of 88 (71.4 net) wells with a 98% (97% net) success rate. The following table summarizes our first quarter drilling program:

Wells Drilled

	Crude Oil					Stratigraphic			Dry and
	Primary		Thermal		Natural Gas	and Service			Abandoned		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Heavy oil
Lloydminster area	38	32.3	-	-	-	-	1	1.0	1	1.0	40	34.3
Peace River area	7	7.0	5	5.0	-	-	13	13.0	-	-	25	25.0
	45	39.3	5	5.0	-	-	14	14.0	1	1.0	65	59.3

Light oil, NGL and natural gas
Western Canada	8	6.7	-	-	2	2.0	-	-	1	1.0	11	9.7
North Dakota	12	2.4	-	-	-	-	-	-	-	-	12	2.4
	20	9.1	-	-	2	2.0	-	-	1	1.0	23	12.1
Total	65	48.4	5	5.0	2	2.0	14	14.0	2	2.0	88	71.4

On April 18, 2012, Baytex announced that its wholly-owned subsidiary, Baytex Energy USA Ltd., had entered into an agreement to sell its non-operated interests in North Dakota (the "Assets") to Bakken Hunter, LLC (a subsidiary of Magnum Hunter Resources Corporation) for cash proceeds of US$311 million, subject to closing adjustments (the  "Transaction"). The Transaction, which is subject to conditions typical of transactions of this nature, has an effective date of March 1, 2012 and is expected to close in May 2012. The Assets include approximately 950 boe/d of Bakken light oil production (based on first quarter 2012 field estimates) and 149,700 (50,400 net) acres of land, of which approximately 24% is developed. This sale represents 45% of our North Dakota net acreage and approximately 40% of our current U.S. production. The Assets are not a primary focus of our U.S. Business Unit as they are non-operated and generally have a lower average working interest than our remaining lands. After the Transaction, the U.S. Business Unit will continue to be an important part of our corporate asset base.

Baytex Energy Corp.
Press Release
May 10, 2012

As a result of the Transaction, we have reduced our 2012 production guidance by 500 boe/d to a range of 53,500 to 54,500 boe/d (from 54,000 to 55,000 boe/d). As our 2012 capital budget included minimal investment on the divested assets, our 2012 exploration and development capital budget remains at $400 million.

Heavy Oil

In the first quarter of 2012, heavy oil production averaged 38,353 bbl/d, an increase of 21% over the first quarter of 2011 and 1% over the fourth quarter of 2011. During the first quarter of 2012, we drilled 50 (44.3 net) oil wells, 14 (14.0 net) stratigraphic test and service wells and one (1.0 net) dry and abandoned well on our heavy oil properties with a success rate of 98%.

Production from our Peace River area properties averaged approximately 18,500 bbl/d in the first quarter, including volumes produced from the Reno area assets acquired in February 2011, an increase of  approximately 6% over the fourth quarter of 2011. In the first quarter of 2012, we drilled seven (7.0 net) cold horizontal producers (encompassing a total 66 laterals), including four at Seal and three at Reno, and 13 stratigraphic test wells in the Peace River area. Three Seal wells established average 30-day peak rates of approximately 450 bbl/d and two Reno wells established average 30-day peak rates of approximately 350 bbl/d. We plan to drill approximately 32 cold horizontal wells in the Peace River area in the remainder of the year.

In the Cliffdale area of Seal, we continued successful operation of our first 10-well commercial cyclic steam stimulation (“CSS”) module. During the first quarter, we finished completion operations on the final five CSS wells in this module, with these wells commencing their initial cold-production phase, a process designed to generate reservoir voidage prior to first steam.  Thermal operations on our original pilot well continued with fourth-cycle injected steam volumes 130% larger than third cycle volumes. Pilot well fourth-cycle flowback operations commenced subsequent to the end of the first quarter with a peak oil rate of 390 bbl/d. Four CSS wells received steam during the first quarter. To-date, the Cliffdale project has demonstrated a cumulative steam-oil ratio of less than 2.2 barrels of steam per barrel of oil. Subject to receipt of regulatory approvals, we plan to initiate development of a new 15-well commercial CSS module during the fourth quarter of 2012.

Baytex continues to add to its land position in the Peace River area.  Effective at the end of the first quarter, we have closed an acreage trade in which we acquired 10,200 (6,700 net) acres in Seal in exchange for 7,400 net acres in the Ardmore area of northeast Alberta. In addition, subsequent to the end of the first quarter, we acquired approximately 17,600 net acres of potentially-prospective oil sands leases in the Nipisi area, approximately 40 miles to the east of Seal.

Light Oil & Natural Gas

During the first quarter of 2012, light oil, NGL and natural gas production averaged 15,080 boe/d, which was comprised of 7,565 bbl/d of light oil and NGL and 45.1 mmcf/d of natural gas. Compared to the first quarter of 2011, light oil and NGL production increased 15% and natural gas production decreased 12%. Compared to the fourth quarter of 2011, light oil and NGL production increased 5% and natural gas production decreased 4%.

During the first quarter of 2012, we drilled, fracture-treated and placed on production a horizontal well in the O’Chiese area of west central Alberta which established a 30-day peak rate of 1,380 boe/d (77% natural gas).  Production was delivered through our new 33-kilometre wet gas pipeline which was placed in service in the fourth quarter of 2011. We have a number of additional horizontal drilling opportunities in the area.

In our Bakken/Three Forks play in North Dakota, we participated in the drilling of 12 (2.4 net) horizontal oil wells, six of which were Baytex-operated, and the fracture-stimulation of nine (2.2 net) wells in the first quarter. During the first quarter, five Baytex-interest 1,280-acre spacing wells established average 30-day peak rates of approximately 310 bbl/d. As our 2012 capital budget included minimal investment on the divested non-operated assets, there is no change to our plans to drill an additional 17 (approximately 7.0 net) wells on our Bakken/Three Forks play in North Dakota during the remainder of 2012.

Financial Review

We generated FFO of $142 million ($1.20 per basic share) in the first quarter of 2012, an increase of 29% compared to the first quarter of 2011, and a decrease of 13% compared to the fourth quarter of 2011. The decrease in FFO relative to the fourth quarter of 2011 was largely the result of lower realized selling prices for both oil and natural gas.

The average WTI price for the first quarter of 2012 was US$102.93/bbl, a 9% increase from both the first quarter of 2011 and the fourth quarter of 2011. We received an average oil and NGL price of $68.54/bbl in the first quarter of 2012 (inclusive of our physical hedging gains), up 10% from $62.57/bbl for the first quarter of 2011 and down 6% from $73.13/bbl for the fourth quarter of 2011. We received an average natural gas price of $2.46/mcf in the first

Baytex Energy Corp.
Press Release
May 10, 2012

quarter of 2012, down 41% from $4.19/mcf for the first quarter of 2011, and down 37% from $3.91/mcf for the fourth quarter of 2011.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 20.8% for the first quarter of 2012, as compared to 24.3% in the first quarter of 2011 and 11.2% in the fourth quarter of 2011. The increased WCS differential as compared to the fourth quarter of 2011 was primarily a result of both unplanned refinery outages and seasonal refinery turnarounds. Subsequent to the end of the first quarter, as the Seaway pipeline reversal approaches its in-service date, and following the completion of some refinery turnarounds, differentials have improved. At the time of this writing, the prompt WCS differential to WTI was approximately 17%, with a forward strip suggesting approximately 22% differentials for the second half of 2012. Nonetheless, in a closely balanced market, heavy oil differentials have the potential to remain volatile. Over the longer term, we continue to believe that transportation solutions to allow Canadian crudes to access additional markets will proceed, and that the prices for Canadian crudes will more closely match those of worldwide quality peers.

Baytex continues to actively hedge its exposure to commodity prices and foreign exchange rates. At the time of this writing, we have established forward contacts for 2012 on approximately 38% of our WTI price exposure, 24% of our heavy oil differential exposure, 18% of our natural gas price exposure (excluding covered call options that we have sold on natural gas), and 28% of our exposure to currency movements between the Canadian and US dollars. Details of all hedging contracts are contained in the notes to our interim condensed consolidated financial statements. We continue to monitor the markets for opportunities to add to our hedge positions.

Our WTI hedges include a series of “extendable” swaps which are not included in the 38% WTI coverage cited above. The extendable swaps grant our counterparties the option to extend price swaps on up to 3,750 bbl/d at a weighted-average fixed price of US$108.28/bbl for the second half of 2012. If our counterparties elect to extend those contracts, we would have 43% of our 2012 WTI exposure covered by swaps and collars.

Our WCS differential hedges are primarily contracts that provide a fixed dollar differential to WTI. Based on the forward strip for WTI, our WCS contracts for 2012 translate to approximately a 17% differential to WTI. We have additional contracts for smaller volumes in place for 2013 and 2014 at a 19% differential to WTI. In addition to our hedging program, we are also mitigating our exposure to WCS differentials by transporting crude oil to higher value markets by railways. We have contracted to deliver approximately 23% of our heavy oil volumes for the second quarter of 2012 to market by rail and expect to increase rail deliveries to approximately 35 to 40% of our heavy oil volumes by year end. Furthermore, as part of our long-term transportation portfolio, we have entered into a transportation services agreement for a pipeline expansion that will enable us to access the U.S. Gulf Coast markets for approximately 12% of our heavy oil production (based on current production rates) for a 10-year period. This pipeline expansion is expected to commence service in mid-2014.

We ended the quarter with total monetary debt of $691 million and undrawn credit facilities of $373 million. This level of debt represents a debt-to-FFO ratio of 1.2 times, based on FFO over the trailing twelve month period. This level of debt and undrawn credit facilities are within our leverage and liquidity targets, and provide ample capacity to finance our operations.

As noted above, subsequent to the end of the first quarter, we entered into an agreement to sell the non-operated portion of our North Dakota assets for gross proceeds of US$311 million. The proceeds from this disposition will be redeployed into other oil and gas assets or used to reduce net debt. Assuming all of the proceeds are applied to debt reduction, pro forma total monetary debt as at March 31, 2012 would be approximately $380 million, which represents a debt-to-FFO ratio of 0.7 times (based on FFO over the trailing twelve month period). A gain on disposition will be recognized in the second quarter of 2012.

Amendment to 2011 Annual Information Form

We recently determined that the summary of net present values of future net revenue after income taxes as of December 31, 2011 contained in our 2011 Annual Information Form did not include the application of our Canadian tax pools and therefore understated the net present values after tax.  For example, the net present value of future net revenue after income taxes (based on forecast prices and costs and discounted at 10%) should have been $3.8 billion, an increase of 8% from the amount previously reported.  We have filed a revised 2011 Annual Information Form which contains the corrected information.

Baytex Energy Corp.
Press Release
May 10, 2012

Additional Information

Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2012 and related Management’s Discussion and Analysis of the operating and financial results can be accessed immediately on our website at www.baytex.ab.ca and will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Webcast Conference Call

Baytex will hold a conference call and question and answer session at 12:00 p.m EST (10:00 a.m. MDT) on Thursday, May 10, 2012 to discuss our first quarter 2012 results and executive management changes. The conference call will be hosted by Ray Chan, Executive Chairman and Interim Chief Executive Officer, Derek Aylesworth, Chief Financial Officer, and Brian Ector, Vice President, Investor Relations.

Interested parties can listen to a live webcast at the following URL:
http://events.digitalmedia.telus.com/baytex/051012/index.php  or you may participate by calling toll-free across North America at 1-866-225-0198. International callers or Toronto local dial 416-340-8061. We encourage callers to call 15 minutes prior to the start of the call to avoid delays.

An archived recording of the call will be available from May 10, 2012 until May 17, 2012 by dialing 1-800-408-3053 (International callers or Toronto local dial 905-694-9451) and entering passcode 2532860. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: the timing of closing of the sale of our non-operated interests in North Dakota; our average production rate for 2012; our exploration and development capital expenditures for 2012; development plans for our properties, including the number of wells to be drilled in the remainder of 2012; initial production rates from wells drilled; our Cliffdale cyclic steam stimulation project at Seal, including our assessment of the fourth steam and flowback cycles for the original pilot well, the cumulative steam-oil ratio for the project and our plan for a second commercial module of CSS; the outlook for Canadian heavy oil prices and the pricing differential between Canadian heavy oil and West Texas Intermediate; the alleviation of pipeline constraints through the addition of incremental transportation capacity; the completion of refinery turnarounds; the demand for Canadian heavy oil by U.S. refiners; the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates; our ability to mitigate our exposure to heavy oil price differentials by transporting our crude oil to market by railways; the volume of heavy oil to be transported to market on railways in 2012; the expected in-service date for a pipeline expansion that will enable us to access the U.S. Gulf Coast markets; the amount of our undrawn credit facilities at March 31, 2012; our debt-to-FFO ratio; our liquidity and financial capacity; the sufficiency of our financial resources to fund our operations; the application of the sale proceeds from the sale of our non-operated interests in North Dakota; and our pro forma total monetary debt and debt-to-FFO ratio following the sale of our non-operated interests in North Dakota.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.  Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate.  In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of FFO and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating

Baytex Energy Corp.
Press Release
May 10, 2012

petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals on the planned timelines; and other factors, many of which are beyond the control of Baytex.  These risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry.  Funds from operations represents cash generated from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Baytex’s determination of funds from operations may not be comparable with the calculation of similar measures for other entities.  Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.  The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Total monetary debt is not a measurement based on GAAP in Canada.  Baytex defines total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans. Baytex believes that this measure assists in providing a more complete understanding of its cash liabilities.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer Derek Aylesworth, Chief Financial Officer Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3100 Telephone: (587) 952-3120 Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca